UNI'
SECURITIES AND]
Washin

08028523

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

AB 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

CAMBRIDGE INVESTMENT RESEARCH, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1776 Pleasant Plain Road
(No. and Street)

Fairfield (City) Iowa (State) 52556 (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Oliver 641-472-5100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

221 3rd Avenue SE STE. 300 (Address) Cedar Rapids (City) IA (State) 52401 (Zip Code)

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Jerry Oliver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge Investment Research, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

VP, Fiance
Title

Notary Public

MICHELLE KRIEGER
COMMISSION NO. 722636
MY COMMISSION EXPIRES
May 28, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. (the "Company"), a majority owned subsidiary of Cambridge Investment Group, Inc., as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Investment Research, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 25, 2008

Cambridge Investment Research, Inc.

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	3,587,872
Receivables:		
Clearing brokers		8,602,739
Commissions		14,110,097
Other		1,787,539
Deposits with clearing brokers		210,000
Securities owned, at market value (Note 2)		1,190,490
Other assets		931,907
	$	30,420,644

Liabilities and Shareholder's Equity		
Commissions payable	$	15,270,381
Accounts payable		122,282
Accrued expenses		200,000
Due to clearing broker		86,674
Securities sold, not yet purchased, at market value		93,384
Due to affiliate (Note 5)		2,619,463
Total liabilities		18,392,184
Contingencies (Note 6)		
Shareholder's Equity (Note 4):		
Common stock, $.01 par value; 750,000 shares authorized; 10,000 shares issued and outstanding		100
Additional paid-in capital		48,900
Retained earnings		11,979,460
Total shareholder's equity		12,028,460
	$	30,420,644

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Operations
Years Ended December 31, 2007

Revenues:	
Commissions	$ 99,207,665
Fee-based	73,008,561
Other	9,857,608
Total revenue	182,073,834
Expenses:	
Commissions	150,329,435
Management fees (Note 5)	13,516,031
General and administrative	1,793,780
Clearing firm charges	834,707
Professional fees	848,497
Regulatory fees	22,376
Total expenses	167,344,826
Net income	$ 14,729,008

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Changes in Shareholder's Equity
Years Ended December 31, 2007

		Common Stock		Additional Paid-in Capital		Retained Earnings		Total Shareholder's Equity
Balances, December 31, 2006	$	100	$	48,900	$	8,632,254	$	8,681,254
Capital distributions		-		-		(11,381,802)		(11,381,802)
Net income		-		-		14,729,008		14,729,008
Balances, December 31, 2007	**$**	**100**	**$**	**48,900**	**$**	**11,979,460**	**$**	**12,028,460**

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Cash Flows
Years Ended December 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 14,729,008
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables - clearing brokers	(4,406,211)
Increase in receivables - commissions	(1,505,703)
Increase in receivables - other	(1,196,466)
Decrease in securities owned, at market value	1,063,945
Decrease in other assets	69,463
Decrease in due from affiliates	618,265
Increase in commissions payable	1,770,461
Decrease in accounts payable	(160,817)
Decrease in due to clearing brokers	(115,373)
Increase in securities sold, net yet purchased	92,932
Increase in due to affiliate	2,369,514
Net cash provided by operating activities	13,329,018
Cash Flows from Financing Activities:	
Capital distributions	(11,381,802)
Net increase in cash and cash equivalents	1,947,216
Cash and cash equivalents, at beginning of year	1,640,656
Cash and cash equivalents, at end of year	$ 3,587,872

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

Organization and business: Cambridge Investment Research, Inc. (the "Company") was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission; a member of the Financial Industry Regulatory Authority and also registered as an introducing broker dealer with the National Futures Association. In this capacity, it deals primarily in mutual funds, managed accounts and insurance related products. The company introduces its customers to clearing brokers on a fully disclosed basis. The Company also sells direct participation programs that may be organized as commodity pools.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act).

Cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents. During January of 2006, the Company entered into a formal compensating balance arrangement with First National Bank related to a long-term mortgage loan agreement on the Parent. The compensating balance agreement states that the loan shall bear a certain interest rate as long as all entities of the Parent maintain 100% of the outstanding balance of the loan in a non-interest bearing account with the bank. In the event that the cash balances do not equal the outstanding balance, the shortfall would be charged a higher interest rate. The outstanding note balance on the Parent was $2,671,190 at December 31, 2007.

Income taxes: The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholder is liable for federal and state income taxes on its taxable income.

Fair value of financial instruments: The Company's financial instruments including, cash, deposits, receivables, other assets, accounts payable and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commission revenue and related expenses arising from securities are recorded on trade-date basis. Income from fees are typically earned in accordance with the fee agreement and related fee platform cost.

Securities owned or sold, but not yet purchased by the Company are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned and securities sold, not yet purchased, are valued using quoted market prices.

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amount of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management has assessed the impact of FIN 48 on its financial position and results of operations and has determined that the adoption of FIN 48 will have an immaterial effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position, results of operation and cash flows.

Note 2. Securities Owned

Marketable securities owned, consist of trading and investment securities at market values, as follows:

Mutual funds	$	644,847
Restricted certificate of deposit	*	545,643
	$	1,190,490

*During 2005, the Company's parent entered into a note payable to an unrelated entity in the amount of $500,000. The parent issued an irrevocable letter of credit to the lender in the same amount. The Company has collateralized the letter of credit with a $500,000 certificate of deposit, which is considered a restricted asset and included in securities owned on the statement of financial condition.

Note 3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2007, the Company had net capital of $6,539,211, which was $5,319,291 in excess of its required net capital of $1,219,920. The Company's net capital ratio was 2.80 to 1.

Note 5. Related Party Transactions

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs will be paid by the affiliate. The Company pays the affiliate a portion of these costs monthly. The affiliate was paid management fees amounting to $13,516,031 during the year ended December 31, 2007.

The Company has a payable to its affiliate of $2,619,463 at December 31, 2007.

Note 6. Financial Instruments, Off-Balance Sheet Risks and Contingencies

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables from the clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2007. In addition, the Company has sold securities that it does not own and it will, therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2007 market value of the securities, and may incur a loss if the market value of such securities increases subsequent to December 31, 2007.

The Company is involved in litigation arising out of the normal course of business. In these matters, indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcome at the present.

Cambridge Investment Research, Inc.

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2007

Computation of net capital:		
Shareholder's equity	$	12,028,460
Non-allowable assets and other charges:		
Securities owned - restricted certificate of deposit		500,000
Receivables - clearing brokers		561,903
Receivables - commissions		1,394,725
Receivables - others		1,787,539
Other assets		931,907
Insurance deductible in excess of allowed		88,000
Net capital before haircuts on securities positions		6,764,386
Haircuts on securities positions and money market accounts		225,175
Net capital	$	6,539,211
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable		15,270,381
Accounts payable		122,282
Accrued expenses		200,000
Due to clearing broker		86,674
Due to affiliate		2,619,463
Total aggregate indebtedness	$	18,298,800
Computation of basic net capital requirement:		
Minimum requirements of 6-2/3% of aggregate indebtedness of $18,298,800 or $100,000, whichever is greater	$	1,219,920
Excess net capital	$	5,319,291
Ratio of aggregate indebtedness to net capital		2.80 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2007.

Cambridge Investment Research, Inc.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2007

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2007

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report
On Internal Control

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

In planning and performing our audit of the financial statements of Cambridge Investment Research, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

(1) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

(2) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 25, 2008

END